EX-28.h.3

ADMINISTRATION AND ACCOUNTING SERVICES AGREEMENT

THIS AGREEMENT is entered into as of December 30, 2009 and effective as of February 20, 2010 or such other date as the parties agree in writing ("Effective Date") by and between PNC GLOBAL INVESTMENT SERVICING (U.S.) INC., a Massachusetts corporation (“PNC”), and BRIDGEWAY FUNDS, INC. a Maryland corporation (the “Fund”).  Capitalized terms not otherwise defined shall have the meanings set forth in Appendix A.

BACKGROUND

A.           The Fund is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”).

B.           The Fund wishes to retain PNC to provide administration and accounting services to its investment portfolios listed on Exhibit A attached hereto and made a part hereof, as such Exhibit A may be amended from time to time (each a “Portfolio”), and PNC wishes to furnish such services.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, and intending to be legally bound hereby the parties hereto agree as follows:

1.
Appointment.  The Fund hereby appoints PNC to provide administration and accounting services to each of the Portfolios, in accordance with the terms set forth in this Agreement.  PNC accepts such appointment and agrees to furnish such services.  PNC shall be under no duty to take any action hereunder on behalf of the Fund or any Portfolio except as specifically set forth herein or as may be specifically agreed to by PNC and the Fund in a written amendment hereto. PNC shall not bear, or otherwise be responsible for, any fees, costs or expenses charged by any third party service providers engaged by the Fund or by any other third party service provider to the Fund.

2.	Instructions.

(a)           Unless otherwise provided in this Agreement, PNC shall act only upon Oral Instructions or Written Instructions.

(b)           PNC shall be entitled to rely upon any Oral Instruction or Written Instruction it receives from an Authorized Person (or from a person reasonably believed by PNC to be an Authorized Person) pursuant to this Agreement.  PNC may assume that any Oral Instruction or Written Instruction received hereunder is not in any way inconsistent with the provisions of organizational documents or this Agreement or of any vote, resolution or proceeding of the Fund’s Board of Directors or Trustees or of the Fund’s shareholders, unless and until PNC receives Written Instructions to the contrary.

(c)           The Fund agrees to forward to PNC Written Instructions confirming Oral Instructions (except where such Oral Instructions are given by PNC or its affiliates) so that PNC receives the Written Instructions by the close of business on the same day that such Oral Instructions are received.  The fact that such confirming Written Instructions are not received by PNC or differ from the Oral Instructions shall in no way invalidate the transactions or enforceability of the transactions authorized by the Oral Instructions or PNC’s ability to rely upon such Oral Instructions.

3.	Right to Receive Advice.

(a)           Advice of the Fund.  If PNC is in doubt as to any action it should or should not take, PNC may request directions or advice, including Oral Instructions or Written Instructions, from the Fund.

(b)           Advice of Counsel.  If PNC shall be in doubt as to any question of law pertaining to any action it should or should not take, PNC may request advice from counsel of its own choosing (who may be counsel for the Fund, the Fund’s investment adviser or PNC, at the option of PNC).  If PNC seeks advice from its counsel, PNC shall be responsible for the fees and expenses charged by such counsel.

(c)           Conflicting Advice.  In the event of a conflict between directions or advice or Oral Instructions or Written Instructions PNC receives from the Fund and the advice PNC receives from counsel, PNC may rely upon and follow the advice of counsel.

(d)           No Obligation to Seek Advice. Nothing in this section shall be construed so as to impose an obligation upon PNC (i) to seek such directions or advice or Oral Instructions or Written Instructions, or (ii) to act in accordance with such directions or advice or Oral Instructions or Written Instructions.

4.	Records; Visits.

(a)           The books and records pertaining to the Fund and the Portfolios which are in the possession or under the control of PNC shall be the property of the Fund. The Fund and Authorized Persons shall have access to such books and records at all times during PNC’s normal business hours.  Upon the reasonable request of the Fund, copies of any such books and records shall be provided by PNC to the Fund or to an Authorized Person, at the Fund’s expense.  PNC shall coordinate with the Fund’s previous service provider(s) to transfer all Fund records to PNC within a reasonable time of the effective date of this Agreement.

(b)	PNC shall keep the following records:

(i)	all books and records with respect to each Portfolio’s books of account;

(ii)	records of each Portfolio’s securities transactions; and

(iii)	all other books and records as PNC is required to maintain pursuant to the 1940 Act and any other applicable Securities Laws, rules and regulations in connection with the services provided hereunder.

5.	Confidentiality.

(a) Each party shall keep the Confidential Information (as defined in subsection (b) below) of the other party in confidence and will not use or disclose or allow access to or use of such Confidential Information except in connection with the activities contemplated by this Agreement or as otherwise expressly agreed in writing. Each party acknowledges that the Confidential Information of the disclosing party will remain the sole property of such party.  In complying with the first sentence of this subsection (a), each party will use the same degree of care it uses to protect its own confidential information, but in no event less than a reasonable degree of care.

(b) Subject to subsections (c) and (d) below, "Confidential Information" means (i) this Agreement and its contents, all compensation agreements, arrangements and understandings (including waivers) respecting this Agreement, disputes pertaining to the Agreement, and information about a party's exercise of rights hereunder, performance of obligations hereunder or other conduct of a party in connection with the Agreement, (ii) and information and data exchanged between the parties in connection with this Agreement or which becomes known by virtue of activities connected to this Agreement that is (A) competitively sensitive material, and not generally known to the public, including, but not limited to, studies, plans, reports, surveys, summaries, documentation and analyses, regardless of form, information about product plans, marketing strategies, finances, operations, customer relationships, customer profiles, customer lists, sales estimates, business plans, and internal performance results relating to the past, present or future business activities of the Fund or PNC, their respective subsidiaries and Affiliates and the customers, clients and suppliers of any of them; (B) scientific, technical or technological information, a design, process, procedure, formula, or improvement that is commercially valuable and secret in the sense that its confidentiality affords the Fund or PNC a competitive advantage over its competitors; (C) a confidential or proprietary concept, documentation, report, data, specification, computer software, source code, object code, flow chart, database, invention, know how, or trade secret, whether or not patentable or copyrightable; and (D) anything designated as confidential.

(c) Information or data that would otherwise constitute Confidential Information under subsection (b) above shall not constitute Confidential Information to the extent it:

(i)           is already known to the receiving party at the time it is obtained;

(ii)           is or becomes publicly known or available through no wrongful act of the receiving party;

(iii)           is rightfully received from a third party who, to the receiving party’s knowledge, is not under a duty of confidentiality;

(iv)           is released by the protected party to a third party without restriction; or

(v)           has been or is independently developed or obtained by the receiving party without reference to the Confidential Information provided by the protected party.

(d) Confidential Information of a disclosing party may be used or disclosed by the receiving party in the circumstances set forth below but except for such permitted use or

(e) disclosure shall remain Confidential Information subject to all applicable terms of this Agreement:

(i)           as appropriate in connection with activities contemplated by this Agreement;

(ii)           as required pursuant to a court order, subpoena, governmental or regulatory or self-regulatory authority or agency, law, regulation, or binding discovery request in pending litigation (provided the receiving party will provide the other party written notice of such requirement, to the extent such notice is permitted, and subject to proper jurisdiction, if applicable);

(iii)           as requested by a governmental, regulatory or self-regulatory authority or agency or independent third party in connection with an inquiry, examination, audit, compliance or other review; or

(iv)           the information or data is relevant and material to any claim or cause of action between the parties or the defense of any claim or cause of action asserted against the receiving party.

(f) Each party agrees not to publicly disseminate Confidential Information or information about a either party's exercise of rights hereunder, performance of obligations hereunder or other conduct of a party in connection with the Agreement.

(g) The provisions of this Section 5 shall survive termination of this Agreement for a period of three (3) years after such termination.

6.
Liaison with Accountants.  PNC shall act as liaison with the Fund’s independent public accountants and shall provide account analyses, fiscal year summaries, and other audit-related schedules with respect to each Portfolio.  PNC shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the Fund.

7.
PNC System.  PNC shall retain title to and ownership of any and all data bases, computer programs, screen formats, report formats, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets, and other related legal rights utilized by PNC in connection with the services provided by PNC to the Fund.  Notwithstanding the foregoing, the parties acknowledge that the Fund shall retain all ownership rights in Fund data which resides on the PNC System.

8.
Disaster Recovery.  PNC shall enter into and shall maintain in effect with appropriate parties one or more agreements making reasonable provisions for emergency use of electronic data processing equipment designed to ensure the continuity of services provided to the Fund.  In the event of equipment failures, PNC shall, at no additional expense to the Fund, take reasonable steps to minimize service interruptions and protect and recover Fund data.  PNC shall have no liability with respect to the loss of data or service interruptions caused by equipment failure, provided such loss or interruption is not caused by PNC’s own intentional misconduct, bad faith or negligence with respect to its obligations pursuant to this Section 8..

9.	Compensation.

(a)           As compensation for services rendered by PNC during the term of this Agreement, the Fund, on behalf of each Portfolio, will pay to PNC a fee or fees as may be agreed to in writing by the Fund and PNC.

(b)           The undersigned hereby represents and warrants to PNC that (i) the terms of this Agreement, (ii) the fees and expenses associated with this Agreement, and (iii) any benefits accruing to PNC or to the adviser or sponsor to the Fund in connection with this Agreement, including but not limited to any fee waivers, conversion cost reimbursements, up front payments, signing payments or periodic payments  made or to be made by PNC to such adviser or sponsor or any affiliate of the Fund relating to this Agreement have been fully disclosed to the Board of Directors or Trustees of the Fund and that, if required by applicable law, such Board of Directors or Trustees has approved or will approve the terms of this Agreement, any such fees and expenses, and any such benefits.

(c)           Notwithstanding the limitation of liability provisions of this Agreement or the termination of this Agreement, the Fund shall remain responsible for paying to PNC the fees set forth in the applicable fee letter.

10.	Standard of Care/Limitation of Liability.

(a)           Subject to the terms of this Section 10, PNC shall be liable to the Fund (or any person or entity claiming through the Fund) for damages only to the extent caused by PNC’s own intentional misconduct, willful misfeasance, bad faith or negligence with respect to its duties under this Agreement (“Standard of Care”).

(b)           The aggregate cumulative liability of PNC and its affiliates to the Fund, its affiliates, and any person or entity claiming through the Fund or its affiliates for any loss, claim, suit, controversy, breach or damage of any nature whatsoever (including but not limited to those arising out of or related to:  (i) this Agreement; (ii) the Transfer Agency Services Agreement, dated as of _________, 2009, by and between PNC and the Fund (the “TA Agreement”); (iii) the State Filing Services Agreement, dated as of _____, 2009, by and between PNC and the Fund (the “ClearSky Agreement”); (iv) the FIN 48 Tax Services Agreement, dated as of _________, 2009, by and between PNC and the Fund (the “FIN 48 Agreement”); and (v) the Custodian Services Agreement, dated as of June 1, 2006, by and between PFPC Trust Company and the Fund (the “Custody Agreement”) (this Agreement, collectively with TA Agreement, ClearSky Agreement, FIN 48 Agreement and Custody Agreement, the “Service Agreements”)) and regardless of the form of action or legal theory (“Loss”) shall not exceed the fees received by PNC and its affiliates for services provided pursuant to the Service Agreements during twenty-four (24) months immediately prior to the date of such Loss (“Liability Cap”).  For the purposes of clarification, in the event a Loss occurs prior to the end of 24 months subsequent to the date of this Agreement, the Liability Cap shall be calculated on a pro forma basis based upon the fees actually paid to PNC and its affiliates pursuant to the Service Agreements prior to the date of the Loss.  For example, in the event a Loss occurs at the end of six (6) months after the Effective Date, and during those six (6) months the Fund paid one million dollars ($1,000,000) to PNC and its affiliates for services pursuant to the Service Agreements, then the Liability Cap shall be four million dollars ($4,000,000).  Notwithstanding anything to the contrary in this Agreement, if any Loss is incurred by the Fund, its affiliates and any person or entity claiming through the Fund or its affiliates that is caused by PNC’s intentional misconduct or willful misfeasance, PNC’s liability shall be limited to the greater of the actual Loss incurred or the Liability Cap.

(c)           PNC shall not be liable for damages (including without limitation damages caused by delays, failure, errors, interruption or loss of data) occurring directly or indirectly by reason of circumstances beyond its reasonable control, including without limitation acts of God; action or inaction of civil or military authority; national emergencies; public enemy; war; terrorism; riot; fire; flood; catastrophe; sabotage; epidemics; labor disputes; civil commotion; interruption, loss or malfunction of utilities, transportation, insurrection; elements of nature; non-performance by a third party; failure of the mails; or functions or malfunctions of the internet, firewalls, encryption systems or security devices caused by any of the above.

(d)           PNC shall not be under any duty or obligation to inquire into and shall not be liable for the validity or invalidity, authority or lack thereof, or truthfulness or accuracy or lack thereof, of any instruction, direction, notice, instrument or other information which PNC reasonably believes to be genuine.  PNC shall not be liable for any damages that are caused by actions or omissions taken by PNC in accordance with Written Instructions or advice of counsel.  PNC shall not be liable for any Loss arising out of any action, omission or conduct of any prior service provider of the Fund or for any failure to discover any action, omission or conduct of any prior service provider of the Fund that caused or could cause Loss.

(e)           NOTWITHSTANDING ANY OTHER PROVISION OF THE AGREEMENT, IN NO EVENT SHALL PNC, ITS AFFILIATES OR ANY OF ITS OR THEIR DIRECTORS, OFFICERS, EMPLOYEES, AGENTS OR SUBCONTRACTORS BE LIABLE UNDER ANY THEORY OF TORT, CONTRACT, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR LOST PROFITS, FOR EXEMPLARY, PUNITIVE, SPECIAL, INCIDENTAL, INDIRECT OR CONSEQUENTIAL DAMAGES, OR FOR ANY OTHER DAMAGES WHICH ARE NOT DIRECT DAMAGES REGARDLESS OF WHETHER SUCH DAMAGES WERE OR SHOULD HAVE BEEN FORESEEABLE AND REGARDLESS OF WHETHER ANY ENTITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, ALL AND EACH OF WHICH DAMAGES IS HEREBY EXCLUDED BY AGREEMENT OF THE PARTIES.  FOR PURPOSES OF CLARIFICATION: NO OTHER PROVISION OF THIS AGREEMENT SHALL BE INTERPRETED TO CONDITION, LIMIT, MODIFY, NULLIFY OR OTHERWISE PREVAIL IN WHOLE OR IN PART OVER THIS SECTION 10(e).

(f)           No party may assert a cause of action against PNC or any of its affiliates that allegedly occurred more than 36 months immediately prior to the filing of the suit (or, if applicable, commencement of arbitration proceedings) alleging such cause of action.

(g)           Each party shall have a duty to mitigate damages for which the other party may become responsible.

(h)           This Section 10 shall survive termination of this Agreement.

11.           Indemnification.

(a)           Absent PNC’s failure to meet its Standard of Care (defined in Section 10 above), the Fund agrees to indemnify, defend and hold harmless PNC and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from: (a) any action or omission to act by any prior service provider of the Fund; and (b) any action taken or omitted to be taken by PNC in connection with the provision of services to the Fund.   This Section 11(a) shall survive termination of this Agreement.

(b)           PNC agrees to indemnify, defend and hold harmless the Fund and its affiliates and their respective directors, trustees, officers, agents and employees from all claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from PNC’s breach of its Standard of Care set forth in this Agreement; provided, however, PNC shall have no obligation under this Section 11(b) with respect to any claims, suits, actions, damages, losses, liabilities, obligations, costs and reasonable expenses (including attorneys’ fees and court costs, travel costs and other reasonable out-of-pocket costs related to dispute resolution) arising directly or indirectly from the Fund’s intentional misconduct, bad faith or negligence.  This Section 11(b) shall survive termination of this Agreement.

12.           Description of Accounting Services on a Continuous Basis.  Subject to the service levels set forth on Exhibit C attached hereto, PNC will perform the following accounting services with respect to each Portfolio:

(i)	Journalize investment, capital share and income and expense activities;

(ii)	Verify investment buy/sell trade tickets when received from the investment adviser for a Portfolio (the “Adviser”) and transmit trades to the Fund’s custodian (the “Custodian”) for proper settlement;

(iii)           Maintain individual ledgers for investment securities;

(iv)	Maintain historical tax lots for each security;

(v)	Reconcile cash and investment balances of the Fund with the Custodian, and provide the Adviser with the beginning cash balance available for investment purposes;

(vi)	Update the cash availability throughout the day as required by the Adviser and report such cash to the Adviser and other third parties designated by the Adviser or the Fund;

(vii)	Post to and prepare the Statement of Assets and Liabilities and the Statement of Operations;

(viii)	Calculate various contractual expenses (e.g., advisory and custody fees);

(ix)	Monitor the expense accruals and notify an officer of the Fund of any proposed adjustments;

(x)	Make and control all disbursements and authorize such disbursements upon Written Instructions;

(xi)	Calculate capital gains and losses;

(xii)	Determine net income;

(xiii)
Obtain security market quotes from independent pricing services approved by the Adviser, or if such quotes are unavailable, then obtain such prices from the Adviser, and in either case calculate the market value of each Portfolio’s investments in accordance with the Fund's valuation policies or guidelines; in the event of a material deviation in daily prices of a Portfolio’s investment, second source such prices; provided, however, that PNC shall not under any circumstances be under a duty to independently price or value any of the Fund's investments itself or to confirm or validate any information or valuation provided by the Adviser or any other pricing source, nor shall PNC have any liability relating to inaccuracies or otherwise with respect to such information or valuations unless such inaccuracy was caused by PNC not meeting its Standard of Care (as defined in Section 10(a);

(xiv)	Transmit or make available a copy of the daily portfolio valuation to the Adviser;

(xv)	Compute net asset value;

(xvi)	Provide stale price reports, tolerance reports and other similar reports reasonably requested by the Fund;

(xvii)
Preparation of 1099s and related tax forms (for payments to individuals such as Fund Directors), calculation and processing of required distributions, and providing periodic reports to the Adviser of capital gains/losses to enable the Fund, PNC and the Adviser to monitor distribution requirements; and

(xviii)	As appropriate, compute yields, total return (including after-tax returns), expense ratios, portfolio turnover rate, and, if required, portfolio average dollar-weighted maturity.

13.           Description of Administration Services on a Continuous Basis.  Subject to the service levels set forth on Exhibit C attached hereto, PNC will perform the following administration services with respect to each Portfolio:

(i)	Prepare quarterly broker security transactions summaries;

(ii)	Prepare monthly security transaction listings;

(iii)	Supply various normal and customary Portfolio and Fund statistical data as requested on an ongoing basis;

(iv)	Prepare for execution and filing the Fund’s Federal and state tax returns;

(v)	Monitor each Portfolio’s status as a regulated investment company under Sub-chapter M of the Internal Revenue Code of 1986, as amended;

(vi)
Prepare the Fund’s financial statements for its annual and semi-annual shareholder reports, and prepare and coordinate the filing of Forms N-CSR, N-Q and N-PX (with the Fund providing the voting records in an acceptable SEC EDGARizable format);

(vii)
Prepare and coordinate the filing of any Post-Effective Amendments and supplements (no more than four (4) supplements per year) to the Fund’s Registration Statement (not including the creation of a series or class); provide financial data required in the prospectus and statement of additional information to the extent such financial data has been prepared by or is in the possession of PNC; prepare and file (or coordinate the filing of) (i) semi-annual reports on Form N-SAR and (ii) Notices pursuant to Rule 24f-2.  For the avoidance of doubt, any Post-Effective Amendments includes the preparation and coordinating the filing of any summary prospectuses and the new form of statutory prospectuses;

(viii)
Administratively assist in obtaining the fidelity bond and directors’ and officers’/errors and omissions insurance policies for the Fund and coordinating with the Fund any required filings related thereto;

(ix)	Draft agendas (with final selection of agenda items being made by Adviser and Fund counsel) and resolutions for all board and committee meetings;

(x)
Coordinate the assembly and mailing of board and committee materials for any board and committee meetings including the annual board meeting for the approval of the Fund’s management agreements pursuant to Section 15(c) of the 1940 Act;

Attend quarterly board meetings and draft minutes thereof;

(xi)
Provide compliance policies and procedures related to services provided by PNC and, if mutually agreed, certain PNC affiliates, summary procedures thereof and  periodic certification letters; make available PNC personnel for due diligence purposes to assist the Fund in its 38a-1 oversight responsibilities.

(xii)	Maintain a regulatory calendar for the Fund listing various SEC filing and board approval deadlines;

(xiii)
Monitoring and recording of corporate actions, monitoring of any applicable Portfolio expense limitations or waivers, maintenance of Fund records required under applicable Securities Laws, daily Portfolio compliance monitoring, assistance with providing records in response to examinations of the Fund by any regulatory organization, assistance with complying with Sarbanes-Oxley Act requirements such as obtaining sub-certifications and coordinating the periodic meeting of the Fund’s (or Adviser’s) Disclosure Controls Committee and attending and preparing the minutes related thereto;

(xiv)
Provide reports and certifications upon the reasonable request of the Fund’s chief compliance officer (the “CCO”) to enable the CCO to perform the annual review of the Fund’s compliance program as required by Rule 38a-1 of the 1940 Act; and

(xv)	Provide the typesetting services as set forth in Exhibit B attached hereto.

All regulatory services are subject to the review and approval of Fund counsel.

14. Description of Tax Services on a Continuous Basis.  PNC will perform the following tax services with respect to each Portfolio:

(i)	Prepare annual tax provision/components of capital analysis;

(ii)	Provide tax footnote disclosure information;

(ii)	Prepare annual excise provision;

(iii)	Provide required amount of distribution from ordinary income and capital gains for excise distribution purposes in conjunction with Subchapter M distribution requirements;

(iv)	Prepare federal, state and excise tax returns;

(v)	Assist in 1099-DIV year-end reporting;

(vi)	Review equalization calculations and determine whether they are consistent with the Fund’s tax equalization policy; and

(vii)	Such other tax accounting duties as the parties may mutually agree in writing;

15.	Duration and Termination.

(a)           This Agreement shall be effective on the date first written above and unless terminated pursuant to its terms shall continue for a period of three (3) years (the “Initial Term”).

(b)           Upon the expiration of the Initial Term, this Agreement shall automatically renew for successive terms of one (1) year (“Renewal Terms”) each, unless the Fund or PNC provides written notice to the other of its intent not to renew.  Such notice must be received not less than ninety (90) days prior to the expiration of the Initial Term or the then current Renewal Term.

(c)           In the event of termination, all out-of-pocket expenses associated with movement of records and materials and conversion thereof to a successor service provider will be borne by the Fund and paid to PNC prior to any such conversion.

(d)           If a party hereto is guilty of a material failure to perform its duties and obligations hereunder (a “Defaulting Party”) the other party (the “Non-Defaulting Party”) may give written notice thereof to the Defaulting Party, and if such material failure shall not have been remedied within thirty (30) days after such written notice is given of such material failure, then the Non-Defaulting Party may terminate this Agreement by giving thirty (30) days written notice of such termination to the Defaulting Party. In all cases, termination by the Non-Defaulting Party shall not constitute a waiver by the Non-Defaulting Party of any other rights it might have under this Agreement or otherwise against the Defaulting Party.

(e)           Notwithstanding anything contained in this Agreement to the contrary (other than as contained in Section 15(f) below), if in connection with a Change in Control (for purposes of this Section 14(e) “Change of Control” is defined to mean a merger, consolidation, adoption, acquisition, change in control, re-structuring, or re-organization of or any other similar occurrence involving the Fund or any affiliate of the Fund) the Fund gives notice to PNC terminating it as the provider of any of the services hereunder or if the Fund otherwise terminates this Agreement before the expiration of the then-current Initial or Renewal Term (“Early Termination”): (i) PNC shall, if requested by the Fund, fully cooperate with and make a good faith effort to facilitate a conversion to the Fund’s successor service provider, provided that PNC does not guarantee that it will be able to effect a conversion on the date(s) requested by the Fund and before the effective date of the Early Termination, the Fund shall pay to PNC an amount equal to one-half of all fees and other amounts (“Early Termination Fee”) calculated as if PNC were to provide all services hereunder until the expiration of the then-current Initial or Renewal Term. The Early Termination Fee shall be calculated using the average of the monthly fees and other amounts due to PNC under this Agreement during the last three calendar months before the date of the notice of Early Termination (or if not given the date it should have been given). The Fund expressly acknowledges and agrees that the Early Termination Fee is not a penalty but reasonable compensation to PNC for the termination of services before the expiration of the then-current Initial or Renewal Term. If the Fund gives notice of Early Termination after expiration of the specified notice period to terminate this Agreement in the ordinary course at the end of the then-current Initial or Renewal Term, the references above to “expiration of the then-current Initial or Renewal Term” shall be deemed to mean “expiration of the Renewal Term immediately following the then-current Initial or Renewal Term.” If more than one-third of the Fund’s assets serviced by PNC under this Agreement are removed from the coverage of this Agreement (based on the fair market value as of the date such assets are removed) for any reason other than the liquidation of a Portfolio or deregistration of the Fund or a Portfolio (“Removed Assets”), either as a result of one event or a series of events, and are subsequently serviced by another service provider (including the Fund or any affiliate of the Fund): (i) the Fund will be deemed to have caused an Early Termination with respect to such Removed Assets as of the day immediately preceding the first such removal of assets and (ii) at, PNC’s option, either (1) the Fund will also be deemed to have caused an Early Termination with respect to all non-Removed Assets as of a date selected by PNC or (2) this Agreement will remain in full force and effect with respect to all non-Removed Assets.

(f)           In the event that this Agreement is terminated in accordance with the provisions of Section 15(d) above, Section 15(e) above shall be treated as if it was not a part of this Agreement (provided that the removal of assets as referenced in the preamble to the last sentence of such Section 14(e) shall not be permitted prior to the termination date of this Agreement).

16.           Notices. Notices shall be addressed (a) if to PNC, at 301 Bellevue Parkway, Wilmington, Delaware 19809, Attention: President (or such other address as PNC may inform the Fund in writing); (b) if to the Fund, at 5615 Kirby Drive, Suite 518, Houston, TX 77005-2443, Attention: ___________ (or such other address as the Fund may inform PNC in writing) or (c) if to neither of the foregoing, at such other address as shall have been given by like notice to the sender of any such notice or other communication by the other party.  If notice is sent by confirming telegram, cable, telex or facsimile sending device, it shall be deemed to have been given immediately.  If notice is sent by first-class mail, it shall be deemed to have been given three days after it has been mailed.  If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

17.           Amendments.  This Agreement, or any term thereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.

18.           Assignment.  PNC may assign its rights hereunder to any majority-owned direct or indirect subsidiary of PNC or of The PNC Financial Services Group, Inc., provided that PNC gives the Fund thirty (30) days prior written notice of such assignment.  To the extent PNC assigns its rights hereunder, PNC shall remain liable to the Fund, its affiliates and any person or entity claiming through the Fund or its affiliates to the same extent as PNC is liable under Section 10 and Section 11 hereof.

19.           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.           Further Actions.  Each party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes hereof.

21.	Miscellaneous.

(a) Notwithstanding anything in this Agreement to the contrary, the Fund agrees not to make any modifications to its registration statement or adopt any policies which would affect materially the obligations or responsibilities of PNC hereunder without the prior written approval

(b) of PNC, which approval shall not be unreasonably withheld or delayed. The scope of services to be provided by PNC under this Agreement shall not be increased as a result of new or revised regulatory or other requirements that may become applicable with respect to the Fund, unless the parties hereto expressly agree in writing to any such increase.

(c) During the term of this Agreement and for one year thereafter, the Fund shall not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees, and the Fund shall cause the Fund’s sponsor and the Fund’s affiliates to not (with the exceptions noted in the immediately succeeding sentence) knowingly solicit or recruit for employment or hire any of PNC’s employees.  To “knowingly” solicit, recruit or hire within the meaning of this provision does not include, and therefore does not prohibit, solicitation, recruitment or hiring of a PNC employee by the Fund, the Fund’s sponsor or an affiliate of the Fund if the PNC employee was identified by such entity solely as a result of the PNC employee’s response to a general advertisement by such entity in a publication of trade or industry interest or other similar general solicitation by such entity.

(d) Except as expressly provided in this Agreement, PNC hereby disclaims all representations and warranties, express or implied, made to the Fund or any other person, including, without limitation, any warranties regarding quality, suitability, merchantability, fitness for a particular purpose or otherwise (irrespective of any course of dealing, custom or usage of trade), of any services or any goods provided incidental to services provided under this Agreement.  PNC disclaims any warranty of title or non-infringement except as otherwise set forth in this Agreement.

(e) This Agreement embodies the entire agreement and understanding between the parties and supersedes all prior agreements and understandings relating to the subject matter hereof, provided that the parties may embody in one or more separate documents their agreement, if any, with respect to delegated duties.  The captions in this Agreement are included for convenience of reference only and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect. Notwithstanding any provision hereof, the services of PNC are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person. Neither this Agreement nor the provision of services under this Agreement establishes or is intended to establish an attorney-client relationship between the Fund and PNC.

(f) The Fund will provide such information and documentation as PNC may reasonably request in connection with services provided by PNC to the Fund.

(g) This Agreement shall be deemed to be a contract made in Delaware and governed by Delaware law, without regard to principles of conflicts of law.

(h) If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Except as may be explicitly stated in this Agreement, (i) this Agreement is not for the benefit of any other person or entity and (ii) there

(i) shall be no third party beneficiaries hereof.

(j) The facsimile signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(k) To help the U.S. government fight the funding of terrorism and money laundering activities, U.S. Federal law requires each financial institution to obtain, verify, and record certain information that identifies each person who initially opens an account with that financial institution on or after October 1, 2003. Certain of PNC’s affiliates are financial institutions, and PNC may, as a matter of policy, request (or may have already requested) the Fund’s name, address and taxpayer identification number or other government-issued identification number, and, if such party is a natural person, that party’s date of birth. PNC may also ask (and may have already asked) for additional identifying information, and PNC may take steps (and may have already taken steps) to verify the authenticity and accuracy of these data elements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

PNC GLOBAL INVESTMENT
SERVICING (U.S.) INC.

                                                                                                By:           /s/ Jay Nusblatt

Name:      Jay F. Nusblatt

Title:        Senior Vice President

BRIDGEWAY FUNDS, INC.

By:           /s/ Michael Mulcahy

Name:      Michael Mulcahy

Title:        President

EXHIBIT A

THIS EXHIBIT A, effective as of February 20, 2010 is Exhibit A to that certain Administration and Accounting Services Agreement effective as of February 20, 2010 or such other date as the parties agree in writing between PNC Global Investment Servicing (U.S.) Inc. and Bridgeway Funds, Inc.

Portfolios
Aggressive Investors 1 Fund
Aggressive Investors 2 Fund
 Ultra-Small Company Fund
Ultra-Small Company Market Fund
Micro-Cap Limited Fund
Small-Cap Growth Fund
Small-Cap Value Fund
Large-Cap Growth Fund
Large-Cap Value Fund
Blue Chip 35 Index Fund
Balanced Fund

EXHIBIT B

Typesetting Services

1.
PNC has entered into an agreement with a financial printer (the “Print Vendor”) for the Print Vendor to provide to PNC the ability to generate semi-annual shareholder reports on Form N-CSR and quarterly shareholder reports on Form N-Q filings (collectively “Financial Reports”) for its clients. Notwithstanding anything to the contrary herein, PNC shall not be obligated to perform any of the services described in this Exhibit unless an agreement, including all relevant schedules and appendices thereto, between PNC and the Print Vendor for the provision of such services is then-currently in effect.  PNC will inform the Fund of the identity of the Print Vendor, and the Fund is free to attempt to contract directly with the Printer Vendor for the provision of the services described in this Exhibit.

2.	PNC shall provide the following service to the Fund:

2.1
PNC will, or will cause the Print Vendor to, as applicable for the particular Financial Report: (i) create financial compositions for Financial Reports and the related EDGAR files; (ii) maintain country codes, industry class codes, security class codes and state codes; (iii) map individual general ledger accounts into master accounts to be displayed in the Financial Reports; (iv) create components that will specify the proper grouping and sorting for display of portfolio information; (v) create components that will specify the proper calculation and display of financial data required for each Financial Report (except for identified manual entries, which PNC will enter); (vi) process, convert and load security and general ledger data; and (vii) include in the Financial Report shareholder letters, Management Discussion and Analysis and (“MD&A”) commentary, notes on performance, notes to financials, report of independent auditors, fund management listing, service providers listing and fund spectrums, all as provided from external parties to PNC.

2.2
PNC will cause the Print Vendor to perform document publishing to include the ability to output both print-ready PDF files and EDGAR ASCII files (limited to one EDGAR ACSII filing per Financial Report).  Unless mutually agreed in writing between PNC and the Fund, PNC will use the same layout, for production data, for every successive reporting period.

2.3
PNC will use the Print Vendor’s system to generate Financial Reports, which shall include as applicable: (i) front/back cover; (ii) table of contents; (iii) shareholder letter; (iv) MD&A commentary; (v) sector weighting graphs/tables; (vi) disclosure of fund expenses; (vii) schedules of investments; (viii) statement of net assets; (ix)  statements of assets and liabilities; (x) statements of operation; (xi) statements of changes; (xii) statements of cash flows; (xiii) financial highlights; (xiv) notes to financial statements; (xv) report of independent

2.4	registered public accounting firm; (xvi) tax information; and (xvii) additional Fund information as mutually agreed in writing between PNC and the Fund.

3.
The Fund shall timely review and comment on, and, as the Fund deems necessary, cause its counsel and accountants to timely review and comment on, all Financial Reports to be printed, and the Fund shall timely provide final sign-off.  Absent timely final sign-off by the Fund, PNC shall not have responsibility to timely produce the affected Financial Report.

4.
Notwithstanding any provision of this Exhibit, the services of PNC are not, nor shall they be construed as constituting, legal advice or the provision of legal services for or on behalf of the Fund or any other person.  Neither this Exhibit nor the provision of services under this Exhibit establishes or is intended to establish an attorney-client relationship between PNC and the Fund or any other person.

5.
Notwithstanding anything to the contrary in the Agreement the Fund hereby agrees to indemnify, defend and hold harmless PNC (including its officers, directors and employees) from all taxes, charges, losses, expenses, damages, assessments, claims and liabilities (including without limitation reasonable attorneys’ fees and disbursements and liabilities arising under any securities laws or blue sky laws) that arise directly or indirectly out of errors or defects in the Financial Reports, except that the Fund need not indemnify PNC for Losses to the extent such Losses are caused by PNC’s own negligence, intentional misconduct, bad faith or willful misfeasance in the performance of PNC’s obligations set forth in this Exhibit.

EXHIBIT C

Service Levels

PNC has agreed to perform the services described in this Agreement in accordance with the service standards set forth on this Exhibit C.  The parties agree that such service standards may be revised, from time to time, by mutual agreement.

In the event PNC fails to meet a service standard in any particular month, PNC agrees to take appropriate corrective measures within the following month in order to be in compliance with the appropriate standard at the end of such month; provided, however, that the foregoing requirement shall not apply in those instances in which PNC’s failure to meet a service standard was due to circumstances beyond its control.

1.	Number of accurate NAVs calculated divided by the total number of NAVs calculated (excluding Money Market Funds)*:99%

•
“NAV” for this purpose is class net assets divided by total class shares outstanding.  An NAV is not accurate if, upon recalculation, the change in the NAV is greater than a full penny.  An inaccurate NAV (an error greater than 1 cent per share of the asset value) calculation may persist beyond one day.  If an error lasts more than one business day, it is treated as one error and excluded from both the numerator and denominator after the first day for that month’s calculation unless the source of the inaccuracy changes during the relevant period.

*  Any errors in NAVs caused by factors outside PNC GIS’ reasonable control shall be excluded from this calculation.

2.	Number of accurate NAVs Reported to NASDAQ divided by number of total NAVs required to be reported to NASDAQ*:99%

•
“NAV” for this purpose is class net assets divided by total class shares outstanding.  An NAV is not accurate if, upon recalculation, the change in the NAV is greater than a full penny.  An inaccurate NAV (an error greater than 1 cent per share of the asset value) calculation may persist beyond one day.  If an error lasts more than one business day, it is treated as one error and excluded from both the numerator and denominator after the first day for that month’s calculation unless the source of the inaccuracy changes during the relevant period.

*  Any errors in NAVs caused by factors outside PNC GIS’ reasonable control shall be excluded from this calculation.

3.
Provided PNC has timely received all necessary information from third parties (including the Fund and outside counsel for the Fund) for a particular filing, PNC will timely file (or coordinate the filing of) the following items**:100%

•	Annual Registration Statement—Filed within 119 days of fiscal year-end.

•	Annual Report, Semi-Annual Reports—Completed and commence mailing to shareholders by the 59th day following the report date.

•	Form N-SAR—Completed and filed with the SEC by the 59th day following the report date.

•	Form N-Q—Completed and SEC filing coordinated with the financial printer on or before the 59th day following the report date.***

•	Form N-CSR—Completed and SEC filing coordinated with the financial printer on or before the 9th day following the corresponding report mail date.***

•	Form 24F-2—Prepared and filed within 89 days of fiscal year-end.

•	Form N-PX— Prepared and filed by August 30th each calendar year.

•	Forms 1120-RIC and 8613—Prepared and filed by each fund with the U.S. Internal Revenue Service by due date, inclusive of extensions where allowable.

**	If the SEC filing date is on a weekend or holiday, the filing will be done on the next business day.

***PNC will not be responsible for filing delays caused directly or indirectly by the financial printer.

These service standards are subject to all of the terms of the Agreement.

The required Standard (performance level) associated with a Function will be measured by dividing the total number of times that Function was correctly performed during the month by the total number of times that Function occurred during the month.

For purposes of the foregoing, a failure to perform a particular function properly includes only those failures for which PNC, in its capacity under this Agreement, would not be excused and for which PNC would be responsible under the Agreement.

If PNC has reason to believe that a NAV is or may be incorrect, it may either “withhold” the NAV from NASDAQ or “withdraw” a NAV previously submitted, in consultation with an appropriate representative of the Funds.  In such event, PNC shall not be deemed to have failed to report to NASDAQ by the applicable cut-off time.

APPENDIX A

Definitions

As used in this Agreement:

(a)	“1933 Act” means the Securities Act of 1933, as amended.

(b)	“1934 Act” means the Securities Exchange Act of 1934, as amended.

(c)
“Authorized Person” means any officer of the Fund and any other person duly authorized by the Fund’s Board of Directors or Trustees to give Oral Instructions or Written Instructions on behalf of the Fund.  An Authorized Person’s scope of authority may be limited by setting forth such limitation in a written document signed by both parties hereto.

(d)
“Oral Instructions” mean oral instructions received by PNC from an Authorized Person or from a person reasonably believed by PNC to be an Authorized Person.  PNC may, in its sole discretion in each separate instance, consider and rely upon instructions it receives from an Authorized Person via electronic mail as Oral Instructions.

(e)	“SEC” means the Securities and Exchange Commission.

(f)	“Securities Laws” means the 1933 Act, the 1934 Act and the 1940 Act.

(g)	“Shares” means the shares of beneficial interest of any series or class of the Fund.

(h)
“Written Instructions” mean (i) written instructions signed by an Authorized Person (or a person reasonably believed by PNC to be an Authorized Person) and received by PNC or (ii) trade instructions transmitted (and received by PNC) by means of an electronic transaction reporting system access to which requires use of a password or other authorized identifier.  The instructions may be delivered electronically (with respect to sub-item (ii) above) or by hand, mail, tested telegram, cable, telex or facsimile sending device.